UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number 000-55985

SILVER ELEPHANT MINING CORP.
(Translation of registrant’s name into English)

Suite 1610 – 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER ELEPHANT MINING CORP.

Date: October 27, 2020	By:	/s/ Brigitte McArthur
Brigitte McArthur
Corporate Secretary

INDEX TO EXHIBITS

99.1	43-101 Pulacayo 2020 Technical Report, effective Oct 13 2020 dated October 23, 2020
99.2	Consent of Qualified Person: Michael Cullen dated October 26, 2020
99.3	Consent of Qualified Person: Osvaldo Arce dated October 23, 2020
99.4	Consent of Qualified Person: Matthew Harrington dated October 26, 2020